United States securities and exchange commission logo





                            May 25, 2021

       Geoffrey Strong
       Chief Executive Officer
       Spartan Acquisition Corp. II
       9 West 57th Street, 43rd Floor
       New York, NY 10019

                                                        Re: Spartan Acquisition
Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 12, 2021
                                                            File No. 333-254589

       Dear Mr. Strong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Will Spartan obtain new financing in connection with the Business Combination, page 6

   1. We note your response to our prior comment 3 and reissue in part. Please revise your disclosure to identify
the number and nature of the New PIPE Investors referenced in this section and to clarify
that none of the New PIPE Investors will own five percent or more of the Common Stock of
the combined company upon the consummation of the Business
                                                        Combination. Please
also refile the Subscription Agreement filed as Exhibit 10.3 to identify the
Subscribers who signed the agreement or explain why you are not required to do so.
 Geoffrey Strong
FirstName  LastNameGeoffrey
Spartan Acquisition Corp. II Strong
Comapany
May        NameSpartan Acquisition Corp. II
     25, 2021
May 25,
Page 2 2021 Page 2
FirstName LastName
Loans originated through Sunlight's technology platform, page 53

2. We note your response to our prior comment 8 and reissue. Based on your response and disclosure in the prospectus, it appears that the identity of the capital provider that funds almost half of your solar system loans is material to investors' understanding of Sunlight's business, Sunlight's reliance on this capital provider and the related concentration risk.
         Please revise accordingly.
Information about Sunlight
Concentration, page 176

3. We note your response to our prior comment 18 and reissue. Please tell us whether any of the contractors that sold more than 10% of your loan volume in both 2019 and 2020. If so, please identify those contractors.
Home Improvement Loan Market, page 198

4. We note your response to our prior comment 28 that "home improvement loans have represented only an immaterial portion of Sunlight's funded loan volumes and revenue."
         Please quantify this information for us and explain why you believe the amounts are immaterial. Please also balance the disclosure here to provide investors with context to describe the insignificance of this business line to Sunlight and to balance your discussion of the national home improvement market and its significant size. Sunlight's Bank Partner and Indirect Channel Capital Providers, page 207

5. We note your response to our prior comment 31. Please name the bank partner referenced here and confirm that you have disclosed all of the material terms of the agreement.
        You may contact Ben Phippen at (202) 551-3697 or Amit Pande, Accounting Branch
Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal
Branch Chief, at (202) 551-3469 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance
cc:      Ramey Layne, Esq.